UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 01, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Acquisition Announcement dated 01 March 2011

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 01, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: March 01, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

1 March 2011

Barclays PLC

Barclays to acquire Egg credit card assets

Barclays Bank PLC ("Barclays") has agreed to acquire Egg's UK credit card assets.  Under the terms of the transaction, Barclays will purchase Egg's UK credit card accounts, consisting of approximately 1.15 million credit card accounts with approximately £2.3 billion of gross receivables1.

This acquisition reinforces Barclays Global Retail Banking's strategic ambition to achieve greater depth in its chosen markets and businesses.  Barclays intends to integrate the accounts into its credit card division, Barclaycard.

Completion is subject to competition clearance, and is expected to occur during the first half of 2011.

Chris Lucas, Group Finance Director of Barclays PLC, said:  "The acquisition of Egg's UK credit card accounts has been priced at a significant discount to gross receivables.  Based on current projections, we expect the transaction to exceed the financial return targets set out at our recent results announcement."

Valerie Soranno Keating, Chief Executive of Barclaycard, said:  "Barclaycard has a long history of providing simple and innovative payment solutions for our customers since launching the first UK credit card 45 years ago.  We are very pleased to welcome over a million Egg customers and to provide them with access to our mainstream capabilities in areas such as mobile and contactless payments, digital servicing and instant rewards."

- Ends -

For further information please contact:

Barclays/Barclaycard

Investor Relations                                               Media Relations
Stephen Jones                                                      Gemma Walmsley/James Cooke
+44 (0) 20 7116 5752                                             +44 (0) 20 7116 4755

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia.  With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 147,000 people.  Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.  Neither the content of the Barclays website nor any website accessible by hyperlinks on the Barclays website is incorporated in, or forms any part of, this announcement.

About Barclaycard

Barclaycard, part of Barclays Global Retail Banking division, is a leading global payment business which helps consumers, retailers and businesses to make and accept payments flexibly, and to access short-term credit when needed.

The company is one of the pioneers of new forms of payments and is at the forefront of developing viable contactless and mobile payment schemes for today and cutting edge forms of payment for the future.  It also issues credit and charge cards to corporate customers and the UK Government.  Barclaycard partners with a wide range of organisations across the globe to offer their customers or members payment options and credit.

In addition to the UK, Barclaycard operates in the United States, Europe and Africa.

1. Number of accounts and gross receivables estimated as at 31 January 2011 with gross receivables estimated under IFRS.